UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Frontline–Announces Debt-for-Equity Exchange
Frontline Ltd. (NYSE:FRO) ("Frontline" or the "Company") today announced that it has entered into a private agreement to exchange $23.0 million of the outstanding principal amount of the Company's 4.5% Convertible Bond Issue 2010/2015 (the "Bonds") for an aggregate of approximately 7.4 million shares at an exchange price of $1.61 per share, the closing price of the Company's shares on the New York Stock Exchange on October 24, 2014, and a cash payment of $10.0 million plus accrued interest.  In addition, under the exchange agreement, Frontline has agreed to issue, on November 4, 2014, up to an additional 0.8 million shares to the holders of the Bonds based on an agreed formula if the 5-day volume-weighted average price (VWAP) of the Company's shares, for the period ending November 3, 2014, is lower than the exchange price, subject to a minimum VWAP price of $1.45 per share.
The issuance of the common shares to the holders of the Bonds is expected to close on October 31, 2014.
October 28, 2014
The Board of Directors
Frontline Ltd.
 Hamilton, Bermuda
Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements including but not limited to statements regarding the Company's financing activities and other future activities.  These forward-looking statements are subject to risks and uncertainties, and actual results may differ materially.  Certain factors that may affect actual results to differ materially include, without limitation, our ability to complete and a delay in completing the debt-for-equity exchange described above.  Please refer to Frontline's SEC filings for more information on the other factors that could cause actual results to differ materially from expectations, specifically the sections titled "Risk Factors" and "Forward-Looking Statements" in the Company's Annual Report on Form 20-F.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: October 28, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer